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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        PREMIER RESEARCH WORLDWIDE, LTD.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   740568 10 0
                                 (CUSIP Number)

                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                           Attn: Keith W. Kaplan, Esq.
                               260 S. Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-4143
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                                   Page 1 of 6



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_______________________________________________________________________________

CUSIP No.  740568100              SCHEDULE 13D              Page 2 of 6 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                LLR Equity Partners, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                BK and OO (see Item 3)
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Pennsylvania
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       916,668
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       916,668
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             916,668
______________________________________________________________________________





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_______________________________________________________________________________

CUSIP No.  740568100              SCHEDULE 13D              Page 3 of 6 Pages
_______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                13.5%(1)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT


(1) The percent of class represented by the amount in row 11 reflects the Reporting Person's beneficial ownership of the Issuer's common stock.


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_______________________________________________________________________________

CUSIP No.  740568100              SCHEDULE 13D              Page 4 of 6 Pages
_______________________________________________________________________________





                                  SCHEDULE 13D
                                  ------------

Item 1            Security and Issuer
------ ------------------------------

         This statement (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock") of Premier Research Worldwide, Ltd. ("PRWW"). This Statement constitutes an initial filing of Schedule 13D by LLR Equity Partners, L.P.("LLR"). This Statement constitutes an initial filing of
Schedule 13D by LLR. The address of PRWW's principal executive office is 30 S. 17th Street, Philadelphia, Pennsylvania 19103.

Item 2            Identity and Background
-----------------------------------------

         (a)   This Statement is filed by LLR, as defined above.

         (b-c) The address of LLR's principal executive office is c/o LLR Capital, L.P., 1150 First Avenue, Suite 100, King of Prussia, Pennsylvania 19406. LLR is an investment fund.

         (d) During the last five years, LLR has not been convicted in any criminal proceeding.

         (e) During the last five years, LLR has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)   LLR is organized in Delaware.


Item 3            Source and Amount of Funds or Other Consideration
-------------------------------------------------------------------

         The securities were acquired by LLR for a price of $6 per share. Four million dollars of the purchase price was drawn down from a line of credit LLR has with Mellon Bank. The remainder of the purchase price was capital raised from partners in the fund.

Item 4            Purpose of the Transaction
--------------------------------------------

         LLR's purpose in acquiring the shares of Common Stock was to acquire an investment position in PRWW. While LLR has no current plans to increase or (except as indicated in the next paragraph) decrease its investment position, it intends to review the investment position from time to time. Depending upon such review, as well as market and business conditions and other factors, LLR may choose to purchase additional shares of the Common Stock or to sell all or a portion of its shares of Common Stock.

         LLR intends to transfer to LLR Equity Partners Parallel, L.P. a portion of the shares of Common Stock that LLR owns at the same price per share that LLR paid for the Common Stock.

Item 5            Interest in Securities of the Issuer
------------------------------------------------------

(a-b) As of January 7, 2000, LLR is the beneficial owner of, and has sole dispositive and voting power with respect to, 916,668 shares of Common Stock. The 916,668 shares constitute 13.4% of the issued and outstanding shares of Common Stock (based on 6,862,250 shares of Common Stock issued and outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).



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_______________________________________________________________________________

CUSIP No.  740568100              SCHEDULE 13D              Page 5 of 6 Pages
_______________________________________________________________________________



(c) Except for the transactions described in Items 3 and 4 above, LLR has not effected any transactions in the securities of the Issuer during the past sixty (60) days.

(d) No persons, other than LLR, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned thereby.

(e)      Not applicable.

Item 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer
--------------------------------------------------------------------------------

         None.

Item 7            Material to be Filed as Exhibits
--------------------------------------------------

         None.



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_______________________________________________________________________________

CUSIP No.  740568100              SCHEDULE 13D              Page 6 of 6 Pages
_______________________________________________________________________________





                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 7, 2000
Date
                                                      LLR Equity Partners, L.P.
                                                      By:    LLR Capital, L.P.
                                                      By:    LLR Capital, LLC



                                                      By:    /s/ Ira Lubert
                                                             -----------------
                                                             Name:    Ira Lubert
                                                             Title:   Member